Effective March 1, 2002

                                                       All Open End Funds




                              AMENDMENT TO BY-LAWS
                              --------------------


         RESOLVED, that the By-Laws of the Trust be and hereby are amended to delete Article III, Sub-Section 3.5 of the By-Laws and replace it with the following:

                  Section 3.5 Abstentions and Broker Non-Votes. Outstanding Shares represented in person or by proxy (including Shares which abstain or do not vote with respect to one or more of any proposals presented for Shareholder approval) will be counted for purposes of determining whether a quorum is present at a meeting. Abstentions will be treated as Shares that are present and entitled to vote for purposes of determining the number of Shares that are present and entitled to vote with respect to any particular proposal, but will not be counted as a vote in favor of such proposal. If a broker or nominee holding Shares in "street name" indicates on the proxy that it does not have discretionary authority to vote as to a particular proposal, those Shares will be treated as Shares that are present and entitled to vote for purposes of determining the number of Shares that are present and entitled to vote with respect to such proposal, but will not be counted as a vote in favor of such proposal.